601 Lexington Avenue New York, New York 10022

Joshua Korff, P.C. To Call Writer Directly: (212) 446-4943 joshua.korff@kirkland.com	(212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

August 6, 2013

Via EDGAR and Hand Delivery

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Ladder Capital Finance Holdings LLLP

Ladder Capital Finance Corporation

Amendment No. 2 to Registration Statement on Form S-4

Filed April 29, 2013

File No. 333-188224

Dear Ms. Barberich:

On behalf of Ladder Capital Finance Holdings LLLP, a Delaware limited liability limited partnership (“Holdings”), and Ladder Capital Finance Corporation, a Delaware corporation (together with Holdings, the “Company”), this letter sets forth the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated August 2, 2013, to Marc Fox, Chief Financial Officer of Holdings, with respect to Amendment No. 2 to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 3 to the Registration Statement (the “Amendment No. 3”), which reflects these revisions and updates and clarifies certain other information.

Chicago	Hong Kong	London	Los Angeles	Munich	Palo Alto	San Francisco	Shanghai	Washington, D.C.

August 6, 2013

Prospectus Summary

Summary Consolidated Financial Information, page 14

1.	Staff’s Comment: Please revise the presentation of operating data on page 14 to be consistent with the revised line items on the consolidated statements of income on page F-4 and F-44.

Response: In response to the Staff’s comment, the Company has revised the presentation of operating data on page 14 of Amendment No. 3 to be consistent with the previously revised line items of the consolidated statements of income on pages F-4 and F-44. The Company respectfully directs the Staff’s attention to additional changes related to responses to Comment 6 as addressed in this letter.

Risk Factors, page 17

The timing of our securitization activities and other factors…..page 27

2.	Staff’s Comment: We note that you use the terms “non-interest revenues” and “net revenues.” Please clarify the meaning of these terms and reconcile to the terms used in your statements of income, or revise the language to be consistent with the terms used in reporting your income elsewhere in your document.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 1 and 27 of Amendment No. 3 to clarify the meaning of the terms non-interest income and net revenues and reconciled them to the terms used in the Company’s consolidated statements of income. Therefore, there are no additional conforming changes required to be made elsewhere in the document.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Net interest income, page 73 and 77

3.	Staff’s Comment: We note your response to Comment 5 of our letter dated June 27, 2013. You state that you use derivative hedges to hedge the interest rate risk of your long term assets and not the risks related to your liabilities. Please reconcile this assertion with your disclosure on page 100 that interest rate swap and futures agreements are utilized to hedge against future interest rate increases on your borrowings and potential adverse changes in the value of certain assets that result from interest rate changes. Please clarify.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 14, 15, 73, 74, 78, 79, 83, 84 and 102 of Amendment No. 3. The intention of the revisions is to clarify that the Company does use derivative instruments to provide portfolio-wide hedges against the risks related to the Company’s liabilities as well as its assets, and in particular, against two major components of interest rate risk: (1) the risk of adverse impacts on net interest income arising from fixed/floating interest rate mismatches (where fixed rate assets are financed with floating rate liabilities or vice versa) and (2) the risk of adverse changes in the value of fixed rate assets that result from interest rate changes.

4.	Staff’s Comment: Given your assertion that you use derivative hedges to hedge the interest rate risk of your long term assets and the disclosure on pages 75 and 79 that you employ these derivative hedges in an effort to hedge the net interest income you earn against the impact of changes in interest rates, please explain to us your basis for not considering derivative results related to hedging net interest in your analysis and discussion of your net interest income.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 14, 15, 73, 74, 78, 79, 83, 84 and 102 of Amendment No. 3 to include an additional non-GAAP measure of the Company’s “cost of funds” that includes interest expense as reported on our consolidated statements of income, adjusted to include the net interest expense component associated with our interest rate hedging activities. The Company has also added a computation of “interest income, net of cost of funds,” another non-GAAP measure which the Company believes represents a more comprehensive measure of the net interest results.

August 6, 2013

Critical Accounting Policies

Real Estate Securities, page 91

5.	Staff’s Comment: Please tell us with more specificity how you evaluated the characteristics of the interest-only securities in determining that they qualify for the exemption from derivative accounting afforded by ASC 815-10-15-72 and 73.

Response: In response to the Staff’s comment, the Company evaluated the characteristics of its interest-only securities in determining that they qualify for the exemptions from derivative accounting afforded by ASC 815-10-15-72 and 73 by reviewing the prospectus of each related mortgage loan securitization, and specifically each document’s disclosure related to the securitization’s underlying mortgage loans, the “debt instruments,” in our analysis.

The Company confirmed that all of the Company’s interest-only securities meet both of the exemption criteria cited in ASC 815-10-15-72, as each interest-only security:

1.	“Represents the right to receive only a specified proportion of the contractual interest cash flows of a specific debt instrument or a specified proportion of the contractual principal cash flows of that debt instrument” and

2.	“Does not incorporate any terms not present in the original debt instrument.”

Each interest-only security also meets the criteria for exemption under ASC 815-10-15-73 as each interest-only security provides for “an allocation of a portion of the interest or principal cash flows of a specific debt instrument as reasonable compensation for stripping the instrument or to provide adequate compensation to a servicer.” The Company’s review of the servicer compensation resulted in a determination that, in the case of each of the Company’s interest-only securities, the compensation for stripping the instrument and compensation to the servicer was consistent with industry standards. Also, as required under ASC 815-10-15-73, “there are no allocations of a portion of the interest or principal cash flows of a specific debt instrument to provide for a guarantee of payments, for servicing in excess of adequate compensation, or for any other purpose …”

Consolidated Statements of Income, page F-4 and F-44

6.	Staff’s Comment: We note the revisions to your income statement presentation. You state that use Article 9 of Regulation S-X as guidance to determine your income statement presentation. In light of this, please tell us your basis for including the subtotal titled “Total net interest income after provision for loan losses and other income” on the face of your statements of income.

Response: In response to the Staff’s comment, the Company has revised its income statement presentation in order to fully comply with the guidance of Article 9 of Regulation S-X. The Company has removed the subtotal entitled “Total net interest income after provision for loan losses and other income” to comply with Rule 9-04 Income statements. Additionally, the Company has moved the line item “Earnings from investment in equity method investee” to the other income section and disclosed separately “Salaries and employee benefits” in the other expenses section in order to comply with items 13(f) and 14(a) of Rule 9-04 Income statements, respectively.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (212) 446-4943 or my colleague Michael Kim at (212) 446-4746.

Sincerely,

/s/ Joshua N. Korff
Joshua N. Korff, Esq.

cc:	Mr. Marc Fox